Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 5, 2017

Relating to Preliminary Prospectus dated April 28, 2017, 2014

Registration No. 333-216726

Veritone, Inc.

This free writing prospectus relates to the initial public offering of common stock of Veritone, Inc. (the “Company”) and should be read together with the preliminary prospectus dated April 28, 2017 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering of common stock. On May 5, 2017, the Company filed Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of common stock (“Amendment No. 3”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1615165/000119312517159667/0001193125-17-159667-index.htm

References to “Veritone,” “company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus:

The Prospectus Summary updates footnotes (1) and (2) in the Summary Consolidated Financial and Operating Data under section entitled “Prospectus Summary,” and such footnotes are amended and restated as set forth below. In addition, the same changes have been made to footnotes (2) and (3) in the Selected Consolidated Financial Data.

(1)	Pro forma basic and diluted net loss per common share and pro forma weighted average shares outstanding have been calculated assuming, as of the beginning of the applicable period: (a) the elimination of the accretion of redeemable convertible preferred stock for the year ended December 31, 2016; (b) the conversion of all of our outstanding Series A and A-1 preferred stock, which had a combined accumulated liquidation preference as of January 1, 2016 of $7.7 million, into an aggregate of 2,637,721 shares of common stock based on the stated conversion price of approximately $2.94 per share; and (c) the conversion of all of our outstanding Series B preferred stock, which had a combined accumulated liquidation preference as of January 1, 2016 of $16.8 million, into an aggregate of 2,078,357 shares of common stock based on the stated conversion price of $8.083 per share.

(2)	The pro forma column in the consolidated balance sheet data table above reflects (a) the conversion of all outstanding shares of Series A preferred stock into an aggregate of 2,840,533 shares of common stock immediately prior to the completion of this offering, which includes accrued liquidation preferences on such preferred stock through December 31, 2016; (b) the conversion of all outstanding shares of Series B preferred stock into an aggregate of 2,244,144 shares of common stock immediately prior to the completion of this offering, which includes accrued liquidation preferences on such preferred stock through December 31, 2016; (c) the automatic conversion of all outstanding principal amount and accrued interest under the Acacia Note into 1,490,649 shares of common stock immediately prior to the closing of this offering (which includes interest accrued on the Acacia Note through December 31, 2016) at a conversion price per share equal to the lesser of (i) $13.6088 or (ii) the initial public offering price in this offering (which is assumed to be $15.00, the midpoint of the estimated price range set forth on the cover page of this prospectus); (d) the issuance of 2,183,432 shares of common stock upon the automatic exercise of the Acacia Primary Warrant upon the closing date of this offering, at an exercise price per share equal to the lesser of (i) $13.6088 or (ii) the initial public offering price in this offering (which is assumed to be $15.00, the midpoint of the estimated price range set forth on the cover of this prospectus); and (e) the issuance to Acacia, upon such exercise of the Acacia Primary Warrant, of the five-year 10% warrant that provides for the issuance of up to 809,400 shares of our common stock at an exercise price per share equal to the lower of $13.6088 or the initial public offering price (the 10% Warrant), and the recording of the $5.8 million estimated fair value of the 10% Warrant (based on an assumed initial public offering price in this offering of $15.00, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) as other expense, which increases the Company’s accumulated deficit, and the Company’s additional paid in capital, by the same amount. Such column does not reflect the automatic conversion of the $4.0 million principal amount borrowed under the Bridge Notes in March and April of 2017, and the $4.0 million principal amount of Bridge Notes expected to be borrowed prior to this offering, into an aggregate of 587,854 shares of common stock upon the completion of this offering at a conversion price per share equal to the lesser of (i) $13.6088 or (ii) the initial public offering price in this offering (which is assumed to be $15.00, the midpoint of the estimated price range set forth on the cover of this prospectus), or the conversion of the interest accrued on the Bridge Notes through the conversion date at the same conversion price, and the issuance of 300,000 shares of common stock to the purchasers of such notes under the terms of the Note Purchase Agreement (assuming the full draw down of the amounts available thereunder). The liquidation preference on the redeemable convertible preferred stock and the interest on the Acacia Note and the Bridge Notes will continue to accrue until the actual date of the conversion of the redeemable convertible preferred stock, the Acacia Note and the Bridge Notes. As such, additional shares of common stock will be issued as of the actual date of such conversions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the conversion of all outstanding Series A preferred stock into an aggregate of 2,840,533 shares of common stock immediately prior to the completion of this offering (which includes the accrued liquidation preference on such preferred stock through December 31, 2016); (ii) the conversion of all outstanding Series B preferred stock into an aggregate of 2,244,144 shares of common stock immediately prior to the completion of this offering (which includes the accrued liquidation preference on such shares through December 31, 2016); (iii) the conversion of the $20 million principal outstanding and interest accrued through December 31, 2016 under the Acacia Note into an aggregate of 1,490,649 shares of common stock immediately prior to the closing of this offering (assuming an initial public offering price of $15.00, the midpoint of the estimated price range set forth on the cover page of this prospectus); (iv) the issuance of 2,183,432 shares of common stock upon the automatic exercise of the Acacia Primary Warrant upon the closing of this offering (assuming an initial public offering price of $15.00, the midpoint of the estimated price range set forth on the cover of this prospectus); and (v) the issuance of the 10% Warrant to Acacia upon the exercise of the Acacia Primary Warrant, and the recording of the $5.8 million estimated fair value of the 10% Warrant (based on an assumed initial public offering price in this offering of $15.00, which is the midpoint of the estimated price range set forth on the cover page of this prospectus) as other expense, which increases the Company’s accumulated deficit, and the Company’s additional paid in capital, by the same amount; and

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and to further reflect the issuance and sale by us of 1,250,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us.

You should read the information in this table together with “Use of Proceeds,” our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained elsewhere in this prospectus.

	As of December 31, 2016
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited, in thousands, except share and per share data)
Cash and cash equivalents	$12,078	$41,792	$57,442

Redeemable convertible preferred stock, $0.001 per share; issuable in Series A preferred stock and Series B preferred stock; 3,914,697 shares and 3,092,781 shares, respectively, authorized, issued and outstanding, actual; no shares issued or outstanding pro forma and pro forma as adjusted	23,350	—	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 38,500,000 shares authorized, 2,620,803 shares issued and outstanding, actual; 11,379,561 shares issued and outstanding pro forma; and 12,629,561 shares issued and outstanding pro forma as adjusted	4	13	14
Additional paid in capital (deficit)	(293)	78,838	94,487

Accumulated deficit	(45,236)	(50,810)	(50,810)

Total stockholders’ equity (deficit)	(45,525)	28,041	43,691

Total capitalization	$(22,175)	$28,041	$43,691

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of our common stock of $15.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, accumulated deficits and total stockholders’ equity (deficit) by $1.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions payable by us. An increase or decrease of 100,000 shares in the number of shares offered, by us would increase or decrease, as applicable, our pro forma as adjusted cash and cash equivalents, deficit and total stockholders’ equity (deficit) by approximately $1.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated operating expenses payable by us.

The Preliminary Prospectus updates Note 4 “REDEEMABLE CONVERTIBLE PREFERRED STOCK” to the Consolidated Financial Statement as follows:

The fourth paragraph of Note 4 is updated and replaced with the following:

As of December 31, 2016 and 2015, each share of Series B preferred stock was convertible into approximately 0.73 and 0.67 shares of common stock, respectively, and each share of Series A preferred stock was convertible into approximately 0.73 and 0.67 shares of common stock, respectively. As of December 31, 2015, each share of Series A-1 preferred stock was convertible into approximately 0.67 shares of common stock.

The Preliminary Prospectus updates Note 6 “PROVISION FOR INCOME TAXES” to the consolidated financial statement as follows:

The table at the end of Note 6 relating to the difference between income tax expense at the federal statutory rate and the effective tax rate is updated and replaced by the following table:

	December 31, 2016	December 31, 2015
Federal Statutory Rate	34.00%	34.00%
State Income Tax Rate, Net of Federal Benefits	(0.14)	5.78
Mark to Market Adjustment on Stock Warrants	1.22	—
Meals and Entertainment and other	1.16	0.01
Change in Valuation Allowance	(36.22)	(39.78)

Effective tax rate	0.02%	0.01%

Veritone, Inc. has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Veritone, Inc. has filed with the SEC for more complete information about Veritone, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Wunderlich, Attention: Equity Capital Markets, 6000 Poplar Avenue, Suite 150, Memphis, TN 38119, by telephone at (800) 726-0557, or by email at syndicate@wundernet.com.